October 13, 2017

Re: We need your vote!

Dear Stockholder:

A couple of weeks ago, you should have received proxy materials for the annual meeting of stockholders of Mackenzie Realty Capital, Inc. scheduled to be held on October 23, 2017.

According to our latest records, your vote for this meeting has not been returned. Regardless of the number of shares you may own, it is very important that they be represented at this meeting. **Further, by voting now, you can help us limit the additional fees we may incur related to the continued solicitation of votes required to hold our meeting.**

Your board of directors unanimously recommends that stockholders vote FOR all proposals.

We urge you to use either the toll-free number **1-877-777-8133** or internet site www.aalvote.com/XX06, which we have set up for you to quickly and easily vote your shares. Please see the attached proxy card for instructions. Alternatively, you may sign, date and mail the enclosed proxy card in the postage paid envelope provided. **Please vote today**.

Your vote is important, no matter how many shares you may own. **Please vote TODAY by telephone, via the Internet, or by signing, dating, and returning the enclosed proxy card in the envelope provided.**

If you have any questions about the proposals, please feel free to call MacKenzie at 800-854-8357.

Sincerely,

Robert Dixon
President
MacKenzie Realty Capital, Inc.

P.S. Please vote your shares today at www.aalvote.com/XX06 or by calling 1-877-777-8133, using the Control Number on the enclosed proxy card.

IF YOU HAVE RECENTLY MAILED YOUR PROXY CARD OR CAST YOUR VOTE BY PHONE OR INTERNET, PLEASE ACCEPT OUR THANKS AND DISREGARD THIS REQUEST.

MACKENZIE

Realty Capital

1640 School Street
Moraga, CA 94556
www.mackenzierealtycapital.com

800-854-8357 main
925-631-9100 local
925-631-9119 fax

MACKENZIE REALTY CAPITAL
MACKENZIE CAPITAL MANAGEMENT, LP
MCM ADVISERS, LP
MCM-GP, INC